INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON WWW.WEFUNDER.COM
CROWD FUNDING PORTAL ONLY
**DO NOT COPY OR DISTRIBUTE**

**OFFERING STATEMENT**

**3C MINING GOLD CORP**



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**Offering of a
Minimum of 25,000 Shares of Common stock ($50,000)
up to a
Maximum of 2,500,000 Shares of Common stock ($5,000,000)**

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**Address for Notices and Inquiries**
3C MINING GOLD CORP.
7950 NW 53rd Street Suite 337
Miami, Florida 33166

**With a copy to:**
(attorney)
(address)
          Miami, Florida 33133

**OFFERING STATEMENT
3C MINING GOLD CORP.
Offering of a
Minimum of 25,000 Shares of Common stock ($50,000) up to a
Maximum of 2,500,000 Shares of Common stock ($5,000,000)**

| Description | Offering Price | Crowdfunding Platform Commissions | Proceeds to Company |
|---|---|---|---|
| Per Share of Common stock | $2.00 | $0.15 | $1.85 |
| Minimum Shares of Common stock Sold | $50,000 | $3,750 | $46,250 |
| Maximum shares of Common stock Sold | $5,000,000 | $375,000 | $4,625,000 |

**Table of Contents**

I. GENERAL OFFERING INFORMATION.................................................................6

II. THE COMPANY.....................................................................................7

III. SECURITIES OFFERED.............................................................................8

1. TARGETED OFFERING AMOUNT; OVERSUBSCRIPTIONS ACCEPTED; MAXIMUM OFFERING AMOUNT ...................8
2. LOW TARGET AMOUNT; NO OTHER FUNDS MAY BE RAISED ................................................8
3. AUTHORIZED CAPITALIZATION ....................................................................8
4. DIVIDENDS .....................................................................................8
5. VOTING AND CONTROL............................................................................8
6. ANTI-DILUTION RIGHTS .........................................................................9
7. SHARES BEING SOLD UNDER 4(A)(6) CROWDFUNDING EXEMPTION ......................................9
8. TRANSFER RESTRICTIONS.........................................................................9
9. HIGH-RISK INVESTMENT .........................................................................9

IV. BOARD OF DIRECTORS .............................................................................9

V. THE COMPANY ...................................................................................10

1. NAME OF ISSUER...............................................................................10
2. ELIGIBILITY..................................................................................10

VI. DIRECTORS AND OFFICERS AND EMPLOYEES OF THE COMPANY..........................................11

VIII PRINCIPAL SECURITY HOLDERS ...................................................................14

IX BUSINESS AND ANTICIPATED BUSINESS PLAN .......................................................14

BUSINESS PLAN ...................................................................................15
1. THE TRES CHORRERAS PROJECT...................................................................15
2. CURRENT RESOURCE AND HISTORICAL WORK........................................................15
3. TRES CHORRERAS GEOLOGY .......................................................................16

X HISTORICAL PRODUCTION .........................................................................16

1. UNDER GROUND MAPPING ........................................................................16
2. CURRENT OPERATIONS ..........................................................................16
3. INFRASTRUCTURE CURRENTLY IN PLACE ...........................................................17
4. 18 - 36 MONTH STRATEGY .......................................................................17

| XI | USE OF PROCEEDS | 17 |
|---|---|---|

| XII | FACILITIES | 17 |
|---|---|---|

| XIII | INSURANCE | 18 |
|---|---|---|

| XIV | INTELLECTUAL PROPERTY | 18 |
|---|---|---|

| XV | COMPETITION | 18 |
|---|---|---|

| XVI | GOVERNMENTAL/REGULATORY APPROVAL AND COMPLIANCE | 18 |
|---|---|---|

| XVII | MINING RIGHTS AND REQUIRED LICENSES AND PERMITS | 19 |
|---|---|---|

| 1. | TITLE | 19 |
|---|---|---|
| 2. | SURFACE AND MINING RIGHTS | 19 |
| 3. | PUBLIC AUCTION PROCEEDINGS (ARTICLE 29, MINING LAW) | 19 |
| 4. | ASSOCIATIONS ASSOCIATION WITH ENAMI EP | 20 |
| 5. | ASSOCIATION WITH THIRD PARTIES | 20 |
| 6. | ADDITIONAL PERMITS AND LICENSES | 20 |
| 7. | CLOSURE AND REMEDIATION OF MINING PROJECTS | 20 |

| XVIII | ENVIRONMENTAL AND SOCIAL CONSIDERATIONS | 20 |
|---|---|---|

| 1. | ENVIRONMENTAL, HEALTH AND SAFETY REGULATIONS | 20 |
|---|---|---|
| 2. | ENVIRONMENTAL COMPLIANCE | 21 |
| 3. | THIRD-PARTY RIGHTS | 21 |
| 4. | ADDITIONAL CONSIDERATIONS | 22 |

| XIX | OPERATIONS, PROCESSING AND SALE OF MINERALS | 22 |
|---|---|---|

| 1. | PROCESSING AND OPERATIONS | 22 |
|---|---|---|
| 2. | SALE, IMPORT AND EXPORT OF EXTRACTED OR PROCESSED MINERALS | 23 |

| XX | FOREIGN INVESTMENT | 23 |
|---|---|---|

| XXI | LITIGATION | 23 |
|---|---|---|

| 1. | 3C MINING GOLD CORP. LITIGATION | 24 |
|---|---|---|
| 2. | CURIAU METAL S.A LITIGATION | 24 |

| 3. | OTHER | 24 |
|---|---|---|

**XXIII RISK FACTORS** ............................................................................................................25

1. RISKS RELATED TO THE COMPANY ......................................................................................25
2. OUR COMPANY HAS A HISTORY OF INCURRING LOSSES..............................................................25
3. WE WILL NEED ADDITIONAL FINANCING TO EXECUTE OUR BUSINESS PLAN, WHICH WE MAY NOT BE ABLE TO SECURE ON ACCEPTABLE TERMS, OR AT ALL. ......................................................................26
4. IN ORDER FOR OUR COMPANY TO COMPETE AND GROW, WE MUST ATTRACT, RECRUIT, RETAIN AND DEVELOP THE NECESSARY PERSONNEL WHO HAVE THE NEEDED EXPERIENCE. ...........................................26
5. OUR COMPANY'S SUCCESS DEPENDS ON THE EXPERIENCE AND SKILL OF THE BOARD OF DIRECTORS, AND MANAGEMENT OF THE COMPANY'S WHOLLY OWNED SUBSIDIARY...........................................26
6. OUR OPERATIONS AND BUSINESS HAVE BEEN AFFECTED BY THE COVID-19 PANDEMIC AND MAY BE MATERIALLY AND ADVERSELY IMPACTED IN THE FUTURE. ..................................................26
7. THE COMPANY IS ENGAGED IN THE MINERAL EXPLORATION AND EXPLOITATION BUSINESS, WHICH IS HIGHLY SPECULATIVE AND HAS CERTAIN INHERENT RISKS WHICH COULD HAVE A NEGATIVE EFFECT ON THE COMPANY..............28
8. METAL AND MINERAL PRICES ARE SUBJECT TO DRAMATIC AND UNPREDICTABLE FLUCTUATIONS........................28
9. INFERRED RESOURCES IN THE TRES CHORRERAS MINING PROJECT..............................................28
10. JOINT VENTURES AND OTHER PARTNERSHIPS MAY EXPOSE US TO RISKS. ......................................28
11. WE MAY BE CLASSIFIED AS AN INVESTMENT COMPANY IN THE FUTURE. CLASSIFICATION AS AN INVESTMENT COMPANY WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, OPERATIONS, FINANCIAL CONDITION AND PROSPECTS ............................................................................................29
12. MINING AND MINERAL EXPLORATION HAVE SUBSTANTIAL OPERATIONAL RISKS ......................................29
13. MINERAL RESERVE AND MINERAL RESOURCE CALCULATIONS FOR THE TRES CHORRERAS MINING PROJECT IS ONLY AN ESTIMATE.....................................................................................30
14. OUR PROCESSING ABILITY MAY BE ADVERSELY IMPACTED BY CERTAIN CIRCUMSTANCES. ...............................31
15. ACTUAL CAPITAL COSTS, OPERATING COSTS, PRODUCTION AND ECONOMIC RETURNS MAY DIFFER SIGNIFICANTLY FROM THOSE WE HAVE ANTICIPATED AND THERE ARE NO ASSURANCES THAT ANY FUTURE DEVELOPMENT ACTIVITIES WILL RESULT IN PROFITABLE MINING OPERATIONS. ..............................................................31
16. WE MAY BE MATERIALLY AND ADVERSELY AFFECTED BY CHALLENGES RELATING TO SLOPE AND STABILITY OF UNDERGROUND OPENINGS. ..................................................................................31
17. THE MINERAL INDUSTRY IS HIGHLY COMPETITIVE. ..................................................................32
18. COMMODITY PRICES MAY NOT SUPPORT CORPORATE PROFIT..................................................32
19. THE COMPANY DOES NOT HAVE INSURANCE..........................................................................32
20. OUR BUSINESS IS SENSITIVE TO NATURE AND CLIMATE CONDITIONS...........................................32
21. SUITABLE INFRASTRUCTURE MAY NOT BE AVAILABLE OR DAMAGE TO EXISTING INFRASTRUCTURE MAY OCCUR. ...33
22. ECUADORIAN LAWS REGARDING MINING TAXES, ROYALTIES AND EMPLOYEE PROFIT SHARING .........................33
23. ACTUAL CAPITAL COSTS, OPERATING COSTS, PRODUCTION AND ECONOMIC RETURNS MAY DIFFER SIGNIFICANTLY FROM THOSE WE HAVE ANTICIPATED AND THERE ARE NO ASSURANCES THAT ANY FUTURE DEVELOPMENT ACTIVITIES WILL RESULT IN PROFITABLE MINING OPERATIONS. ..............................................................33
24. THE COMPANY WILL REQUIRE ADDITIONAL FINANCING WHICH COULD RESULT IN SUBSTANTIAL DILUTION TO EXISTING SHAREHOLDERS. ..................................................................................33
25. IF WE ARE UNABLE TO RETAIN KEY MEMBERS OF MANAGEMENT, OUR BUSINESS MIGHT BE HARMED.................34
26. WE MAY FAIL TO IDENTIFY EXPERIENCE MINING SUBCONTRACTORS, ATTRACTIVE ACQUISITION CANDIDATES, JOINT VENTURES WITH STRATEGIC PARTNERS OR SUCCESSFULLY MANAGE CURRENT SUBCONTRACTORS OR SAID JOINT VENTURES. 34
27. THE ECUADORIAN GOVERNMENT, AS WELL AS LOCAL GOVERNMENTS, EXTENSIVELY REGULATE MINING OPERATIONS, WHICH IMPOSE SIGNIFICANT ACTUAL AND POTENTIAL COSTS ON US, AND FUTURE REGULATION COULD INCREASE THOSE COSTS, DELAY RECEIPT OF REGULATORY REFUNDS OR LIMIT OUR ABILITY TO PRODUCE.....................35

**28.** COVID-19 AND OTHER PANDEMICS.................................................................................36

**29.** WE ARE REQUIRED TO OBTAIN, MAINTAIN AND RENEW ENVIRONMENTAL, CONSTRUCTION AND MINING PERMITS, WHICH IS OFTEN A COSTLY AND TIME-CONSUMING PROCESS AND MAY ULTIMATELY NOT BE POSSIBLE.......................36

**30.** WE MAY BE RESPONSIBLE FOR ANTI-CORRUPTION AND ANTI-BRIBERY LAW VIOLATIONS. ...............................36

**31.** WE MAY BE REQUIRED BY HUMAN RIGHTS LAWS TO TAKE ACTIONS THAT DELAY OUR OPERATIONS OR THE ADVANCEMENT OF OUR PROJECTS. .........................................................................................37

**XXIV RISKS RELATED TO THE COMPANY'S SECURITIES AND THIS OFFERING ...................................37**

**1.** AFFILIATES OF OUR COMPANY, INCLUDING OFFICERS, DIRECTORS AND EXISTING STOCKHOLDER OF OUR COMPANY, MAY INVEST IN THIS OFFERING AND THEIR FUNDS WILL BE COUNTED TOWARD OUR ACHIEVING THE MINIMUM AMOUNT. 37

**2.** WE INTEND TO USE SOME OF THE PROCEEDS FROM THE OFFERING FOR UNSPECIFIED WORKING CAPITAL. .............38

**3.** WE ARE NOT SUBJECT TO SARBANES-OXLEY REGULATIONS AND LACK THE FINANCIAL CONTROLS AND SAFEGUARDS REQUIRED OF PUBLIC COMPANIES. .................................................................................38

**4.** THE SECURITIES BEING SOLD IN THIS OFFERING WILL NOT BE FREELY TRADABLE UNTIL ONE YEAR FROM THE INITIAL PURCHASE DATE. ALTHOUGH OUR SECURITIES MAY BE TRADABLE UNDER FEDERAL SECURITIES LAW, STATE SECURITIES REGULATIONS MAY APPLY, AND EACH INVESTOR SHOULD CONSULT WITH HIS OR HER ATTORNEY. .............................38

**5.** NEITHER THE OFFERING NOR THE SECURITIES HAVE BEEN REGISTERED UNDER FEDERAL OR STATE SECURITIES LAWS, LEADING TO AN ABSENCE OF CERTAIN REGULATION APPLICABLE TO US. ...........................................38

**6.** THERE IS NO GUARANTEE OF RETURN ON INVESTMENT.................................................................39

**7.** WE HAVE THE RIGHT TO EXTEND THE OFFERING DEADLINE. ........................................................39

**8.** YOUR OWNERSHIP OF THE SHARES WILL BE SUBJECT TO DILUTION. ...............................................39

**9.** MANAGEMENT HAS DISCRETION OVER PROCEEDS OF THIS OFFERING. ...............................................39

**10.** THERE CAN BE NO ASSURANCE THAT WE WILL EVER PROVIDE LIQUIDITY TO INVESTORS THROUGH EITHER A SALE OF OUR COMPANY OR A REGISTRATION OF THE SECURITIES. ..........................................................39

**11.** THE OFFERING PRICE IN THIS OFFERING MAY NOT REPRESENT THE VALUE OF OUR SECURITIES. ...........................40

**XXV THE OFFERING .........................................................................................................40**

**1.** WHAT IS THE PURPOSE OF THE OFFERING?..........................................................................40

**2.** HOW DOES THE ISSUER INTEND TO USE THE PROCEEDS OF THIS OFFERING?.......................................40

**3.** HOW WILL THE ISSUER COMPLETE THE TRANSACTION AND DELIVER SECURITIES TO THE INVESTORS? ...................41

**4.** HOW CAN AN INVESTOR CANCEL AN INVESTMENT COMMITMENT?..................................................41

**5.** EARLY CLOSING.........................................................................................................41

**6.** MATERIAL CHANGES ...................................................................................................41

**7.** NO CLOSINGS............................................................................................................41

**XXVI OWNERSHIP AND CAPITAL STRUCTURE .............................................................................42**

**XXVII FINANCIAL CONDITION OF THE ISSUER ...............................................................................45**

**1.** FINANCIAL INFORMATION .............................................................................................45

**XXVIII OTHER MATERIAL INFORMATION ...................................................................................48**

**EXHIBIT A**......................................................................................................................**50**

**EXHIBIT B**......................................................................................................................**52**

**EXHIBIT C**......................................................................................................................**53**

**EXHIBIT D** .....................................................................................................................**64**

**EXHIBIT E**......................................................................................................................**65**

**EXHIBIT F**......................................................................................................................**66**

**LIST OF EXHIBITS**

| | |
|---|---|
| EXHIBIT A | CONSOLIDATED FINANCIALS |
| EXHIBIT B | OFFERING PAGE |
| EXHIBIT C | SUBSCRIPTION AGREEMENT |
| EXHIBIT D | PITCH DECK |
| EXHIBIT E | RECENT TECHNICAL REPORTS ON THE TRES-CHORRERAS MINE LOCATED IN ECUADOR |
| EXHIBIT F | NI43-101 |
| | |

I.  GENERAL OFFERING INFORMATION

A crowd-funding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets

**equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.**

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at http://www.wefunder.com and each subdomain thereof. We Funder, Inc., which, collectively with its subsidiaries and affiliates, we refer to as WeFunder, Inc., or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

3C Mining Gold Corp., which we refer to as the "Company", we, us or our, is a precious metal exploration company with a focus on discovering the next world-class deposit of Ecuador. We were formed as a Florida corporation on February 2022. We are offering shares of our common stock at a price per share of $2.00 with a minimum investment of $1,000 required. We are offering a minimum of $50,000 of our common stock and a maximum of $5,000,000 of our common stock. We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares, and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our Company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our Company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

II.     The Company

3C Mining Gold Corp., a Florida corporation that owns, (through its wholly owned subsidiary, CuriAu Metal S.A,), a polly metallic Gold, Copper ,Silver, Molybdenum producing mining product in Ecuador.
Use of Proceeds

We are seeking financing through the sale of the shares of our Common stock (as described below under Securities Offered) in order to support the company's exploration budget and expand existing production. and general working capital for operations.
See "Question 10" below for further information.

### III. Securities Offered

Shares of common stock of our company for $2.00 per share in a minimum amount per investor of $1,000.

#### 1. Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount

The targeted offering amount is 25,000 shares of common stock or $50,000. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 2,500,000 shares of our common stock or $5,000,000.

#### 2. Low Target Amount; No other funds may be Raised

The initial purchasers of our common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company. The minimum number of securities that must be sold for our company to accept subscriptions is $50,000 of securities. Once we raise the $50,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future.
Our officers and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.

#### 3. Authorized Capitalization

As of the date of this offering statement, our authorized capital stock consists of 100,000,000 shares of common stock, no par value per share ("Common stock"). As of the date of this offering statement, a total of 22,626,429 shares of common stock are issued and outstanding, 3,000,000 warrants and no other class of Stock are issued and outstanding.  The warrants were offered to directors as part of a compensation package with a strike price of 50% of the value of the stock at the time of exercise. Each warrant is exercisable for 1 share of common stock.   The directors paid $1,000 into treasury as consideration for the warrants.

#### 4. Dividends

None

#### 5. Voting and Control

Holders of Common stock are entitled to one vote per share of Common stock. We do not have any voting agreements in place. We do not have any shareholder agreements in place.

6. Anti-Dilution Rights

The shares of Common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.

7. Shares Being Sold under 4(a)(6) Crowdfunding Exemption

We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

The following limitations apply to investment amounts by individual investors who are not accredited investors:
- Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
- If either their annual income or net worth is less than $107,000, then the greater of: ◦ $2,200 or
- 5 percent of the greater of their annual income or net worth.
- If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the greater of their annual income or net worth.

The aggregate number of securities sold to all investors during the 12-month period preceding the date of such offer or sale, including the securities offered in this offering, shall not exceed $5,000,000.

8. Transfer Restrictions

The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act.

The securities may not be transferred by any purchaser of such securities during the one- year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

We will be under no obligation to register the resale of the securities under the Securities Act.

9. High-Risk Investment

An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment. The Company's subsidiary operates in Ecuador, South America which in addition to investment risk may carry Country Risk.

IV.    Board of Directors

The business and affairs of our company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board members are: Timothy Benjamin, Bart Budman and Tsvi Katsir.  The Company's wholly owned subsidiary is operated with local management team in Ecuador.

V.    THE COMPANY

1.   Name of Issuer.

The name of the issuer is **3C Mining Gold Corp.** The issuer is a Florida corporation.

2.   ELIGIBILITY

(X) Check this box to certify that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or Territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
( )  YES
( X ) NO

Explain: Not applicable.

## VI. DIRECTORS AND OFFICERS AND EMPLOYEES OF THE COMPANY

**Barton "Bart" R. Budman, CPA; MBA,**
**Title Chairman of the Board**
**Dates of Service: November 22, 2022 -Present**

Bart Budman brings more than 38 years of executive level accounting/financial and operational management to the Board.

Bart is currently serving as the Chief Financial Officer and member of the Board of Directors for Fiesta Canning, a US food manufacturing company.

Previously, Bart has served as Chief Financial Officer and member of the Board of Directors for Sierra Resource Group, an international mining company;

Chief Financial Officer for Ascent Aviation, a provider of aviation services located in Tucson, AZ; Chief Financial Officer for Commercial Jet, a provider of aviation services located in Miami, FL; VP Finance/Division Controller for AAR Corp, a $2 billion publicly traded aviation company; Chief Financial & Operating Officer and member of the Board of Directors for a world-renowned mega-yacht manufacturing, repair and refit company, Broward Yacht & Marine;

Chief Financial Officer for an Information Technology holding company, XBOX Technologies (acquired by Microsoft). Prior to his private industry experience, Bart held a Partner position at an international accounting and consulting firm, where he practiced in all areas of public accounting including tax, accounting and auditing, operational business consulting, mergers and acquisitions and litigation support, initial public offerings, SEC compliance, and financial and tax transactional due diligence serving public and privately held clients. He holds dual degrees in accounting and finance as well as a Master of Business Administration from the University of Miami.

**Tsvi Katsir, BA Economics; MBA**
**Title: Secretary/Director**
**Dates of Service:  February 2022 – Present**

Mr. Katsir brings a diverse background in education and finance.  Mr. Katsir is a successful businessman and serial entrepreneur.  Is responsible for the fast growth of the Tres Chorreras project through cost planning and efficient financing techniques. Former Commercial banking VP of an international bank specializing in lending to trade finance companies. Former president of a Trade finance company specializing in financing commodities exports and imports and investment banking. Founder and CEO of an education company, Tekintellect Inc., teaching STEM to students in NYC.

**Timothy Benjamin, B.A Finance; MBA; Six-Sigma Black Belt**
**Title: Treasurer/Director**
**Dates of Service: January 3, 2023 – Present**

Tim Benjamin brings more than 25 years of executive level financial and operational management to the Board. Tim is currently serving as the Internal Auditor at the City of Hialeah which is the 6th largest city in the State of Florida.

Previously, Tim has served as the Chief Executive Officer/Co-Founder of MMX Manufacturing LLC, medical grade face mask manufacturer; Tim has served as Chief Executive Officer and Chairman of the Board of

Directors for Sierra Resource Group, an international mining company; Finance Manager for Assurant, Inc., a Fortune 300 international insurance company; President of CBMJ Enterprises, Inc., a provider of SEC public reporting consulting; Chief Financial Officer of GSociety, Inc., a publicly traded niche multimedia company; Chief Financial Officer of Pelican Properties International Corp, a publicly traded real estate 597company; Senior Account Executive at the Federal Reserve Bank of Miami.  He holds dual Bachelor degrees in finance and economics as well as a Master of Business Administration from the Florida International
]University.

**Minerva Aragon,**
**Title: COO Ecuador Operations; President and CFO of CuriAu Metal S.A (company's subsidiary)**
**Dates of Service 3C MINING GOLD CORP: February 2022 – Present**
**Dates of Service CuriAu Metal S.A: June 2022**
Ms. Aragon brings a wealth of experience to the mining industry. Ms. Aragon is licensed as an auditor in Ecuador and Venezuela. Currently the President and CFO of CuriAu Metal S.A, she is responsible for the day-to-day operations.  (June 2022-Present). Ms. Aragon, previously worked as CFO of 3C Mining Ecuador S.A, where she was responsible for the contract work for the sales of mineralized commodities purchased and sold to international traders.
Duties include the operation of operations in Ecuador
Duties with the company include the operation of the company's subsidiary and as financial liaison.

**MANAGEMENT SUBSIDIARY:**

**Leslie  A. Smith, B.Sc.; P. Geo; Qp**
**Title: Chief Geologist and VP of Mine Development for CuriAu Metal S.A (company's subsidiary).**
**Date of Service: April 2022 - Present**
Mr. Smith brings over 50 years experience since his graduation in 1970 in geology and economics.  Mr. Smith has worked throughout the world including, Australia, Eastern Europe, Canada, and various South and Central American countries. He was previously a Director for the Atlas Moly Investment Corp which originally owned the Tres Chorreras mine.  Mr. Smith was also one of the original founders of the Tres Chorreras mine.
He has been involved in some of the largest finds and development projects throughout the world and is considered a world-renowned geologist. Some of his accomplishments include:
- Eneabba Beach Sands Deposits, Australia: managed initial discovery and all exploration, completed the reserves definition, grades and quality of this major beach sand (ilmenite, rutile, monazite, kyanite) project, now in production; I
- Monkman Coal Project, BC: Pacific: Managed the exploration and discovery of the huge Monkman Metallurgical Coal deposits;
- Tres Chorreras Au-Mo-Cu-Ag-Re deposits, Ecuador: recognized the mining potential of the artisanal mining area, secured the project, and coordinated the Initial Geology and the Resource Calculation evaluations for Atlas Minerals Inc. regarding the Tres Chorreras drill results – 2008 to present.
- Geothermal: Pre-feasibility studies for the Chachimbiro and Chacana geothermal prospects, Ecuador. This has resulted in the initial discovery for geothermal production potential in Ecuador;
- Geothermal: Completion of initial exploration for the Tufiño-Cerro Negro-Chiles geothermal project and planning for the future exploration and development
- Cardinal River Coal Alberta: Financial evaluation of the 2-million tons per year operating metallurgical coal mine

- Managed the discovery of the Monkman metallurgical coal deposits, Canada.
- Managed the discovery of the Eneabba beach sands (rutile, ilmenite, kyanite, monazite) deposits, Australia
- Atlas Minerals Inc., 2008 Qualified person responsible for quality control and press releases
- Manalta Coal Ltd, Alberta:  Reserve and resource audit of their plains coal projects.
- Line Creek metallurgical mine, Alberta: Structural contributions for the coal deposits for the Line Creek Mine
- Luscar Coal, Alberta: managed the geological and reserves section of the 2-million tons/year Cadomin Coal Deposit feasibility study. Fording River Mine, BC: evaluation and definition of coalbed methane deposits of the Fording River Mine area.
- Continual contributions to the environmental management of the construction and now operation of the Mariscal Sucre International Airport, Quito.
- Environmental management for the initial take-over and operation, until closure, of the historic Mariscal Sucre International airport in Quito, and definition and management of environmental aspects of the new airport site.
- Compilation of historic analytic data and completion of NI43-101 resource calculations for a Portovello area gold producer, Ecuador and completion of an NI43-101 report for another property adjoining the Cangrejos Gold Deposit.
- Management of the completion of prefeasibility studies of three areas for geothermal development potential. Based on our Pre-feasibility findings, one has been drilled and initial Ecuador geothermal discovery made.

Directorships:      previous Focal Resources Ltd. (TSX); previous Atlas Minerals Inc.; 2007 - 2020: Atlas Moly Investment Corp.

**Luis Antonio Cando Andrade, Geologist Engineer;**
**Title: VP of Exploration;**
**Date of Service: September 2022-present**

Luis Cando graduated in Geology from Universidad Central in 1986 in Quito, Ecuador and has since worked in mineral exploration and environmental Geology in Ecuador. This work has been focused in field exploration, with experience in most areas of the Ecuador Cordilleran Mountains. His experience has included extensive work with major mining companies (including 17 years with Billeton, IamGold, Rio Amarillo, RYR Ecuamining and Atlas Moly SA). This experience includes several years at Tres Chorreras and on several projects nearby to Tres Chorreras, thus making him very familiar with the Tres Chorreras polymetallic deposits. Luis also has considerable experience in mine sampling and mine geology.

**Isaac Cobos; Mining Engineer; Graduate from Universidad Central de Quito**
**Title: VP of Mining operations**
**Date of Service: January 3, 2023-Present**
Mr. Cobos brings the mining experience needed to expand operations.  Mr. Cobos has certificates in explosives management and mining safety.  Mr. Cobos started he career working at the Fruta del Norte mine, owned by Lundin Mining. His duties included mine design and production in the largest mining operation in Ecuador.  Mr. Cobos has also worked in consultant roles for other major mining companies working in Ecuador.

**Julio Este Vasquez; Industrial Engineer;**
**Title: Project Manager**
**Date of Service: June 2022-Present**

Mr. Este brings operational and commodity trading experience to the management team. Mr. Este is directly responsible for the supervision of the multiple projects the company is undertaking, including but not limited to road building from the mine to the highway cutting the distance trucks will have to travel by more than 80%, (this among many other projects from mine to plant). His experience in plant processing management is well known in the industry in Ecuador.

Mr. Este Previously worked for 3CMiningEcuador S.A where he was the field supervisor in the purchase and sale of copper/gold/silver concentrates.

Prior to moving to Ecuador Mr. Este worked in Pedevesa S.A, the state-owned petroleum company of Venezuela.

EMPLOYEES

The company through its wholly owned subsidiary has standard labor contracts with the local management and workers. The subsidiary employs a Project Manager Geologist rotating 20/10 day shifts with a Senior Geologist and a Mining Engineer. We have employed a camp foreman from the community and plant workers also from the local communities.

We have an administrative director and are subcontracting a specialist for data organization and map making a PhD environmental specialist for permitting matters and a community specialist to assist with the Shared Value strategy.

VIII    PRINCIPAL SECURITY HOLDERS

**Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

| Name of Holder |
|----------------|
| N/A            |

IX    BUSINESS AND ANTICIPATED BUSINESS PLAN

**Describe in detail the business of the issuer and the anticipated business plan of the issuer. Business Overview**

Our corporate name is 3C Mining Gold Corp. We were incorporated in the State of Florida on February 2, 2022. We are a holding company for a production stage company based in Ecuador. Our wholly owned subsidiary, CuriAu Metal S.A is an Ecuadorian Company that owns the Tres Chorreras Mine, (codigo 2202.1). 3C Mining Gold Corp, was incorporated for the sole purpose of acquiring the Tres Chorreras Mine, located in the township of Pucara, Canton Pucara, Province of Azuay in Ecuador, South America.

On April 14, 2022, the company entered into an agreement with Atlas Moly Investment Company, a Canadian Company, purchasing the shares of CuriAu Metal S.A (formerly known as RYRECUAMINING ECUADOR S.A), the 100% owner of the Tres Chorreras Mine.

Business Plan
We commenced operations through our wholly owned subsidiary, in September 2022, by entering into 2 separate subcontracting agreements with 2 local mining groups. The company's wholly owned subsidiary receives 50% of the net income of the sale of Copper Concentrates being produced. The plans to enter into additional strategic alliances with other local mining groups.

The company plans to raise up to $5,000,000 in order to continue with a drilling program, expand exploration, acquire adjacent mining rights, acquire surface rights, update the NI43-101, and expand to a 1500 ton per day operation outside of its subcontractors/operators.

1. The Tres Chorreras Project

The Tres-Chorreras Project (663500 E, 9650200 N) is in the western part of the Province of Azuay, in south-western Ecuador, 55 km east of the coastal city of Machala and 70 km southwest of the city of Cuenca the project, following the application of articles of the Ecuador Mining Mandate of April 2008, now consists of one registered concession "Tres Chorreras" on 49 hectares.

The Tres Chorreras Concession in Azuay province of Ecuador has been clearly identified as a significant polymetallic deposit. Artisanal mining activity over 25 years has demonstrated significant gold values (near surface). Exploration in the mid 90's clearly demonstrated the other metals present in significant quantities (Mo, Cu and Ag).

A NI 43-101 report issued in 2008 on the concession based upon the drilling completed to date establishing a probable resource of 1.87 million ounces of AuOzEq. The ore is polymetallic copper-molybdenum containing high values of gold and silver.

Artisanal mining has been completed intermittently since the late 1990's. Road access only occurred in 2015 and this allowed for more dedicated mining activities.

2. CURRENT RESOURCE and HISTORICAL WORK

**Resource Calculation - 3C Open Pit and High Grade Underground**

| Type Deposit | Class | Tons(K) | Grade (g/t) | KOz Au | Grade (Aueq g/t) | KOz AuEq |
|---|---|---|---|---|---|---|
| Open Pit with | Indicated | 12,680 | 0.77 | 314 | 1.20 | 490 |
| $20/tonne cutoff | Inferred | 19,464 | 0.62 | 385 | 1.09 | 680 |
| Total | | 32,144 | 0.68 | 699 | 1.13 | 1,170 |

| Underground with | Indicated | 4566 | 0.65 | 96 | 1.95 | 287 |
|---|---|---|---|---|---|---|
| $50/tonne cutoff | Inferred | 7021 | 0.88 | 199 | 1.96 | 443 |
| Total | | 11,587 | 0.79 | 295 | 1.96 | 730 |

| Grand Total: | | | | 994 | | 1,900 |
|---|---|---|---|---|---|---|

Geological data available to 3C at this date includes:

- Regional Government Geology
- EMIDEL exploration data (15 holes)
- Grant mining exploration data
- Altas Moly 2008 exploration data (work directed by NI 43-101 qualified professionals D.R.Melling, D.Schultz & D.G.Allen with technical input by L.A.Smith). This work involved 27 drill holes and surface and underground exploration
- Information from local miners passed on to Atlas Moly S.A.

## 3. TRES CHORRERAS GEOLOGY

The ore is polymetallic copper-molybdenum containing high values of gold and silver. The processing facility produces a copper concentrate with excellent gold and silver values; plus, a gravity concentrates with high gold and silver contents where both products are sold to different markets.

Two styles of mineralization have been identified on the Tres Chorreras concession. These include an early porphyry style, polymetallic Cu-Mo-Au-Ag and a later, low sulphidation epithermal Au-Ag mineralization. Both types are associated with hydrovolcanic breccias (hydro volcanism refers to volcanic phenomena produced by the interaction of magma or magmatic heat with an external source of water, such as a surface body or an aquifer).

## X HISTORICAL PRODUCTION

Mining has been completed intermittently since the late 1990's. Road access only occurred in 2015 and this allowed for more dedicated mining activities. The minimal amounts extracted prior to 2013 was only horse transport of ore was possible resulted in these mined amounts being considered negligible, likely less than 20,000 to 30,000 tons of material. Since the introduction of road access mining increased between and it is estimated that since 2018, the production levels of 50,000 to 100,000 tons of material have occurred.

### 1. Under Ground Mapping

Recent underground mapping is available to define these areas and these amounts will be mapped into the modelling and resource calculation process for the current 2023 NI43-101 report update. This can be expected to lower the resource calculation by an estimated 10% of the previous calculations containing metal. This, however, will be augmented by the current price usage, which will elevate the resource amounts AuOzEq, (because copper and gold, the main products, are at record levels).

### 2. Current Operations

There are currently 16 mine access tunnels/galleries. We are currently in operation, though, our subcontractors, at a rate of approximately 200 tons per day by 2 artisanal groups that were subcontracted on a 50/50 basis, (the company's subsidiary receive 50% of the operating profit). This production can rapidly be increased through additional investment. The company's management is in charge of selling the production from both subcontractors. Copper concentrates produced are sold to a local Chinese company on a spot basis and at a deep discount. Management of the company's subsidiary has been negotiating with Trafigura, (https://www.trafigura.com/), the world's largest buyer of concentrates. We are going through a KYC process with Trafigura and once approved, Trafigura will be purchasing all of the company's production at a spot rate less a discount to be negotiated.

All of the mine's production currently is sent to two different plants; production from subcontractor 1 is being sent to Santa Rosa 80 Km from the mine and production from subcontractor 2 is being sent to a plant in Portovelo, 185km from the mine. We pay $40 per ton for use the plant.

### 3. INFRASTRUCTURE CURRENTLY IN PLACE

Current access by road in place leading in and out of the property and capable of 20 MT truck passage however, we intend to cave in this road and build a more suitable road on the SW side of property.
Existing camps for the workers are onsite. We intend to build container camps/village with 40' high cube steel containers that will house 10 workers per container with the camp initially housing up to 40 + workers.
There is an existing explosives concrete storage building and warehouse for heavy equipment and spare parts.
There over 16 existing underground tunnels. 4 Tunnels are currently being exploited and 12 explored.

### 4. 18 - 36 MONTH STRATEGY

The Company intends to expand the mining and processing capacity. This includes opening a new, minimum 4X4 m or possibly 6X4 m production tunnel to be built at a depth of +100m below the lower Million 1 and Chorron tunnels, (current tunnels within the mine), at a projected cost of $2,500,000. It will drive WNW about 300 m to the 3C Breccia Deposit, then NNE-SSW along the 3C Breccia Deposit with raises (ore chutes) to the upper mines to develop a systematic, mechanized production system capable of several hundred tons per day. This will prove up additional 3C Breccia ore for an additional 100-meter depth, more than tripling the developed ore deposit. It should also intersect one or two rich zones of Epithermal zones which could easily be put into production. This program should commence approximately in June 2023, if we are successful in raising the funds.
In addition, we plan to bring current NI 43-101 within the next 90 days. We have started negotiations to acquire lands adjacent to the current concession. These lands surround the Tres-Chorreras Concession and has an area of 190 hectares.

### XI Use of Proceeds

The funds will be used for CAPEX and OPEX to increase production of copper and gold concentrates, and gold Dore bars and to update the NI 43-101. In addition, to paying down debt related to the acquisition of 100% of the stock in CuriAu Metal S.A

### XII Facilities

There are currently 3 camps on site which were recently updated to house 20 workers. As part of our expansion plan, we plan to update living facilities to house up to 100 workers.
There is an explosive storage area in addition to heavy machinery warehouse.
The Company also owns 500 meters of property in the town of Quinoas 4 km from the mine where we are planning to build a facility for the military as part of our agreement with Ecuadorian government officials.

XIII        Insurance

The company does not maintain business insurance.  The company's subsidiary is required by Ecuadorian law to register all its workers in the State insurance program IESS but does not carry business insurance.

XIV        Intellectual Property

We do not have any material intellectual property.

XV        Competition

We face intense competition in the precious metals exploration and exploitation industry. We compete with other mining and exploration companies, many of which possess greater financial resources and technical facilities than we do, in connection with the exploration and mining of suitable properties and in connection with the engagement of qualified personnel. The exploration and mining industry is fragmented in Ecuador, and we are a small participant in this sector. Many of our competitors explore for a variety of minerals and control many different properties around the world.

XVI        Governmental/Regulatory Approval and Compliance

Ecuador is democratic republic with 24 provinces, the capital is Quito It is **a unitary country** that has 4 decentralized autonomous governments (GAD) at the regional, provincial, municipal and parish levels, which are constitutionally recognized with financial, political, and administrative autonomy. Each province has its citizens elect a governor, as well as representatives. A new Mining Law was enacted in January 2009. General Regulations to the Mining Law, Environmental Mining Regulations, and Regulations for Small-Scale Mining were issued in November 2009. Thereafter, minor modifications have been included, except for one major modification: the prohibition for state-owned companies to directly obtain mining concessions. Those companies were formerly entitled to do so.

The Ministry of Energy and Non-Renewable Natural Resources (the Ministry of Energy) is the authority responsible for mining planning and policy execution. The Non-Renewable Natural Resources Control Agency (the Agency) is the administrative entity responsible for supervising mining activities. Last year, three energy sectors – oil and gas, mining, and electricity – were consolidated under the control of the Agency. There have been recent announcements by the national government in relation to a potential split of the Agency to restore it to its previous way of operating.

The Mining Law created the state-owned Mining Enterprise (ENAMI EP), an entity governed by public law that may carry out mining activities either by itself or under associations or strategic alliances.

The Ministry of Energy oversees the process of granting mining exploration concessions and negotiating, approving and executing contracts for exploitation of minerals.

Provincial or municipal authorities do not overlap with national regulations, although they do have political influence on exploration and exploitation areas. Therefore, they must be considered within the concessionaires' general business development strategy.

In 2009, under the left-wing government of Rafael Correa, Ecuador withdrew from the International Centre for Settlement of Investment Disputes (ICSID) and terminated the existing bilateral investment treaties with other countries, which were declared unconstitutional by the former Constitutional Court. Due to this withdrawal, the Ecuadorian National Assembly enacted relevant regulations, such as the Production Code and the Law on Investment Promotion, guaranteeing tax stability and the possibility to submit disputes related to major investments to international arbitration under a law that aimed to promote and guarantee investments.

The Mining Law only recognizes the validity of arbitration proceedings carried out in Latin America. The existing oil and mining contracts provide for arbitration proceedings in Chile under UNCITRAL rules. Ultimately, after almost 12 years, the new government of President Lasso signed the appropriate documents for Ecuador's return to the ICSID, thereby ratifying the government's intention to promote foreign investment and efficient commercial relations.


### XVII    Mining Rights And Required Licenses And Permits

#### 1.  Title

The subsoil is the exclusive property of the Ecuadorian state. The state issues a 'mining title' (a formal document equivalent from a juridical standpoint to a concession) through the Ministry of Energy, which enables the holder to carry out exploration activities. Exploration and exploitation of minerals are open both to the state and to private parties.

The initial exploration period may last up to four years upon prior authorization from the Ministry of Environment, Water and Ecological Transition (the Ministry of Environment), which initially issues an environmental permit. Once the company enters the advanced exploration phase, an environmental license is required (which is granted after approval of an environmental impact study and management plan). Thereafter, the advanced exploration phase may last for four additional years and the economic evaluation phase may last for two years, extendable for the same period.

If the programs and investments are accomplished, the holder of the mining title has the exclusive right to pass to the next mining phase. For exploitation activities, an exploitation contract must be entered into by the state and the concessionaire.

Under exploitation contracts, contractors assume the risk and must make investments on their own and pay royalties and taxes as established in the relevant laws. The exploitation contract pertains to all minerals found in the concession area and establishes the legal framework for development, construction and operation of the mine. It lasts 25 years, extendable for a similar period.


#### 2.   Surface and mining rights

Mining rights are independent of the title to the land on which the concession is located. Easements may be established for access, construction of camps, electric line routes and others. The term of such easements must be concurrent with the concession period (a maximum of 25 years, if not extended).

Ecuadorian or foreign individuals or corporations, whether state-owned, mixed-economy or private, or associations or community-based and self-managed enterprises (Article 18, Mining Law) may obtain mining concessions over new areas included in the mining land registry or concessions surrendered to the state or declared by the state as lapsed. The maximum area per concession is 5,000 hectares (Article 35, Mining Law). New mining concessions are not currently available. The Ministry of Energy is working on a new cadastral system to provide certainty and efficiency to the process of granting mining concessions.


#### 3.   Public auction proceedings (Article 29, Mining Law)

The Ministry of Energy – specifically the Vice Minister of Mines – calls a public auction referred to as *remate* to award metallic mining concessions on concession areas that have lapsed or have been surrendered to the state.

The Vice Minister of Mines calls an auction referred to as *subasta* in cases involving new areas made available by the state according to Article 29 of the Mining Law and regulated by the Instructions for Awarding Mining Concessions for Metallic Minerals ('Instructions for Awarding').

In both cases, applicants must submit their bids in accordance with the procedure established in the applicable regulations.

### 4. Associations Association with ENAMI EP

ENAMI EP may participate in mining activities in association with private parties and may implement any type of ventures with Ecuadorian or foreign, state-owned or private companies in accordance with Ecuadorian law (Article 316, Constitution of Ecuador; Article 12, Mining Law; Article 35, Organic Law on Public Enterprises).

### 5. Association with third parties

Potential mining concessionaires may enter into associations with or obtain total or partial assignments of mining rights from, private third parties that have already obtained mining concessions.

In Ecuador, mining rights are transferable. The requirements for a transfer are set forth in the General Regulations to the Mining Law and the Instructions for Authorization of the Assignment and Transfer, and Collateral Assignment, of Mining Rights approved by the Ministry of Energy by Resolution No. 2016-039.

### 6. Additional permits and Licenses

Pursuant to the current laws, mining companies must first obtain an authorization for the use of water from the Ministry of Environment.

In addition, mining concessionaires need to obtain an environmental registration for the initial exploration phase, and an environmental license for advanced exploration and exploitation activities.

The initial exploration phase commences only after the mining concessionaire has obtained the above-mentioned permits.

Usually, permits are granted for the duration of the mining project. Maintaining of rights is subject to payment of annual water use fees. There are no current desalination plant projects for treatment and self-supply of water and no other water management mechanisms are being introduced.

### 7. Closure and remediation of mining projects

According to the Environmental Regulations for Mining Operations, prior to the closure and abandonment of a mining property, the contractor or concessionaire must conduct an environmental audit including the environmental liabilities found in the property and the remediation work intended to be conducted, including social works.

A performance bond needs to be provided to secure compliance of the remediation works, which performance bond must be submitted to the Ministry of Environment for approval.

## XVIII    ENVIRONMENTAL AND SOCIAL CONSIDERATIONS

### 1. Environmental, health and safety regulations

According to the Ecuadorian Constitution, the Environmental Code, its Regulations, and other secondary provisions, an environmental license is required for advanced exploration and exploitation phases. During the performance of mining activities, environmental management plans and environmental audits must be performed by independent environmental auditing firms.

According to the Ecuadorian Constitution, any extractive industry is forbidden in the territories included in the National Protected Areas System (which includes national parks, natural reserves, indigenous territories and protected forests, among others).

Currently, Ecuador is an Extractive Industries Transparency Initiatives (EITI) implementing country and the Ministry of Energy is implementing the National Plan for the Development of the Mining Industry (2020–2023).

Yes, there are specific regulations related to health and safety in the mining industry under local law and one of the purposes of the National Plan for the Development of the Mining Industry is achieving 'environmental and social sustainability', which means that the government promotes the adoption of good environmental, labor and occupational health practices in the mining industry by harmonizing relations between the various mining actors through mechanisms for participation and dialogue.

2. Environmental compliance

An environmental assessment is mandatory prior to the execution of any mining activity.
The process for approval of the Environmental Impact Assessment (EIA) may be summarized as follows:
   1. Preparation of terms of reference for the EIA and approval thereof by the competent authority;
   2. Obtaining from the Ministry of Environment an intersection certificate evidencing that the area does not interfere with the National Protected Areas System;
   3. Approval of the EIA, which must include public consultations and submission of the EIA, an environmental management plan and a contingency plan for the communities within the area of impact of the project;
   4. Once the EIA is approved by the competent authority or the Ministry of Environment, the environmental license is issued by the Ministry of Environment; and
   5. Finally, a third-party liability insurance policy must be provided by the concessionaire to protect third parties from any consequences resulting from the mining activities that may affect them, along with a performance bond guaranteeing compliance with the environmental management plan.

Permits are required prior to the commencement of any mining project, including its exploration phase. Depending on the project, it may take a few or several months to obtain the environmental license.

The preparation of the EIA must include a public consultation process to seek feedback and comments from the community within the area of influence of the project. NGOs are also entitled to participate in the consultation process.

Public consultation is a key element prior to approval of the EIA.

3. Third-party rights

A social participation process in connection with the activities intended to be conducted (which is part of the process of obtaining an environmental license) is mandatory before commencing any activity. Non-compliance with this requirement may lead to the suspension of mining activities, including cancellation of the exploitation contract.

Previous consultation is an exclusive right granted to indigenous communities, afro-Ecuadorian or Montubio groups. This type of consultation is mandatory, but not binding, according to the International

Labor Organization (ILO) 169 Convention and the precedents set by the local Constitutional Court in recent case law.

4. Additional considerations

A very important consideration relates to the social license that is implicitly needed to conduct mining operations in rural areas. Although the public consultation is mandatory, people's comments and observations are not binding; however, in practical terms, it will be very difficult to conduct mining activities in any territory if there is strong opposition from its inhabitants.

XIX    OPERATIONS, PROCESSING AND SALE OF MINERALS

1. Processing and operations

There are no limitations on imports of equipment and machinery for the mining industry or the processing of extracted minerals. The acquisition of tangible goods, such as industrial plants, machinery and equipment, as well as their spare parts is a form of investment admitted under the relevant legal framework. Therefore, this mechanism may be used for projects including these costs. In the context of Latin America's fight against illegal mining, the Ministers of the Andean Community who convened at the 35th meeting of the Andean Council of Foreign Affairs Ministers on 30 July 2012 signed the Policy to Combat Illegal Mining whereby the states undertook to control and supervise the import, export, transport, distribution and sales of machinery, its parts and accessories, equipment, and chemical and hydrocarbon inputs that may be used in illegal mining.

Pursuant to these guidelines, in February 2016, the Ministers of Mining, Environment and Transport jointly signed a decree establishing the following obligations for the importation of machinery:

1. The Ministry of Transportation will keep a registry and records of the machinery used in mining activities; and
2. Companies selling machinery and heavy-duty equipment for mining activities must have satellite tracking devices installed on the machinery or equipment delivered to buyers, and must ensure that it is registered with, and provided with license plates furnished by, the Ministry of Transportation. If any mining companies import their machinery directly, they must comply with this provision before starting operations.
3. In addition, the General Regulations to the Mining Law establish that scheduled investments in machinery must be included by mining title holders in their reports to the mining authority.
4. Although mineral processing is a permitted activity under exploitation contracts, a new environmental license is required to process the extracted minerals. For this purpose, an EIA and an environmental management plan must be approved.
5. Additionally, by means of Resolution No. 2020-0043 of 15 July 2020, the Ministry of Energy issued Instructions for Approval of Tailings Storage Facility Design, Construction, Operation and Maintenance Projects for Medium and Large-Scale Mining. This document contains the technical guidelines that are to be observed by mining concessionaires that intend to use tailings storage facilities for mineral processing.
6. There is no prohibition against hiring foreign labor and services; however, the Mining Law states that the holders of mining rights are obliged to employ Ecuadorian personnel in a proportion of not less than 80 per cent for the conduct of their mining operations. For the remaining percentage, Ecuadorian specialized technical personnel will be common; if there is none, foreign personnel will be hired (Article 75, Mining Law). Also, the law provides that all mining

concessionaires must preferably hire workers residing in the localities and areas surrounding their mining projects and must maintain a human resources and social welfare policy that integrates the workers' families. Finally, citizens of the Andean Community member countries and of MERCOSUR countries are deemed non-foreign personnel for purposes of this restriction.

7. Additionally, the Amazon Law enacted in 2018 establishes the obligation of mining concessionaires operating in the Amazon Region to hire not less than 70 per cent of employees residing in those areas, to participate in the operations. If no qualified personal is available, this mandate should not apply.

2. Sale, import and export of extracted or processed minerals

Sale is one of the phases of the mining activity regulated by the Mining Law. In general, the law states that '[t]he holders of mining concessions may freely sell their production inside or outside the country'. However, it establishes the obligation of the holders of mining concessions to register their sale contracts with the Mining Registry and to obtain an exporter's certificate from the Agency (Article 49, Mining Law). If sale and export activities are carried out by a natural or legal person other than the holder of a mining concession, this person must obtain a marketing license from the Ministry of Energy after completing the relevant administrative process and complying with the established requirements.

XX       Foreign investment

Foreign investment in the mining sector is permitted. No previous authorization is required. Foreign nationals have the same rights and obligations as Ecuadorian nationals. Ecuador's legal currency is the US$, and there is a free exchange market in Ecuador.

Money remittances abroad are permitted and are subject to a 5 per cent tax on the remitted amount. There is a free export market and companies are entitled to receive and retain the foreign currency obtained from export sales or to directly service a foreign debt.

A transfer of shares in a mining company does not require any authorization from the mining authority, but a transfer of the mining concession (transfer of mining rights) does.

The acquisition of mining companies operating in Ecuador by foreign companies does not have any restrictions. Foreign companies may be shareholders of local companies holding mining concessions.

A transfer of shares may be freely carried out but must be duly notified to, and registered with, the Mining Registry in accordance with the Mining Law. In 2014, the Mining Law was amended to establish that direct or indirect transfers of 10 per cent or more of the shares or equity interests in mining concessionaires must be registered with the Mining Registry.

On the other hand, a transfer of mining rights may be carried out without a transfer of shares in the company. In practice, a transfer of mining rights is more common than an acquisition of assets and liabilities but requires prior authorization from the Ministry of Energy and registration with the Mining Registry.

Concurrently with the execution of the exploitation contract, it is common (not mandatory) for companies to execute an investment protection agreement with the Ministry of Production whereby legal stability and investment protection clauses are included.

There are no environmental liabilities within the Tres chorreras Mining property known to our Company.

XXI       Litigation

1.  3C Mining Gold Corp. litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

2.  CuriAu Metal S.A litigation

The company has been in a constant legal battle since 2022.  The illegal miners that occupied the property in March 2022 forged an operating agreement and have asked the courts in Ecuador to reinstate their operating agreement and evict "the owners", (CuriAu Metal S.A).  The Company has had to defend its rights in constitutional court protecting itself from government officials who have taken the illegal miner's claims as plausible.  Management believes that all claims by the illegal miners will be exhausted within the next 10-30 days.  There is no law existing in Ecuador that would give rights to illegal miners.  Previously, the government agency that governs mining (ARSSNR) fined each of the individual illegal miners that were evicted from the property owned by CuriAu Metal S.A a fine of $80,000 for illegal mining. The management has opened criminal complaints against various government officials and the illegal miners.

3.  Other

Because this Form C focuses primarily on information concerning our company rather than the industry in which we operate, potential investors may wish to conduct their own separate investigation of our industry to obtain greater insight in assessing our prospects.
A copy of the Platform offering page and our investor pitch deck are attached to this Form C as Exhibit B and Exhibit D, respectively. You are encouraged to carefully review these exhibits to learn more about the business of our company, its industry and future plans and prospects. These exhibits are incorporated by reference into this Form C.

XXIII    RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Discuss the material factors that make an investment in the issuer speculative or risky:**

*An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.*

1.   Risks Related to the Company

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

We were incorporated under the laws of the State of Florida February 2, 2022 as a special purpose holding corporation for the explicit purpose of purchasing a mining project in Ecuador.  We have limited operations and operating at a loss.  We are in the development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the business of precious metal exploration and exploitation. There can be no assurance that that future revenues will be significant, that any sales will be profitable or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have no substantive source of operating revenue, are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable.

2.   Our Company has a history of incurring losses.

We have a history of incurring losses and we incurred net losses of -$489,699 for the year ended December 31, 2022. The extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. If we fail to generate sufficient revenue and eventually become profitable, or if we are unable to fund our continuing losses by raising additional financing when required, our shareholders could lose all or part of their investments.

3.  We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

4.  In order for our Company to compete and grow, we must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

5.  Our Company's success depends on the experience and skill of the board of directors, and management of the company's wholly owned subsidiary.

In particular, our Company is dependent on the management of our wholly owned subsidiary, losing any of them could harm the Company's business, financial condition, cash flow and results of operations.

6.  Our operations and business have been affected by the COVID-19 pandemic and may be materially and adversely impacted in the future.

Our Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. In December 2019, an outbreak of a novel strain of coronavirus ("COVID-19") emerged and has since spread worldwide, posing public health risks that have reached pandemic proportions. In March 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has disrupted global supply chains and workforce participation, including our own, and created significant volatility and disruption of financial markets. A prolonged economic downturn and adverse impact to global economies or a sustained slowdown in growth or demand could have an adverse effect on the commodity prices and/or demand for metals produced at The Company's operations.
Our business could be adversely affected by health epidemics. In late March 2020, the Ecuadorian government declared a national health emergency due to increasing infection rates from the COVID-19

pandemic. Pursuant to the health emergency declaration, the Ecuadorian government ordered a temporary suspension of all "non-essential" operations nationwide in Ecuador, including mining operations, in order to help combat the spread of COVID-19. This has been lifted since the third quarter of 2020 and mining companies are operating with basic sanitization protocols.

 In late December 2020, the Ecuadorian government designated mining an essential service and allowed mines to resume production, subject to deploying COVID-19 prevention protocols. In order to maintain social distancing and best practice protocols, public areas, such as the residential camps' cafeterias, limited the number of personnel. Food service periods were extended with employees assigned specific times for meals. Face masks are required in offices and other public areas. Daily working shift times are staggered to limit the number of employees in changing areas and pre-shift work meetings. All individuals entering the Mine site are subject to a rapid test to screen for COVID-19 and, if an individual tests positive on the rapid test and on a secondary molecular test, the individual will be subject to quarantine protocols and removed from the mine site. In the event of an outbreak of COVID-19 on site, we could determine that a full suspension of our operations is necessary for the safety and protection of the workers.

At any point management or the Board may determine that operations pose an increased risk to The Company's workforce or host communities and may further reduce operational activities and limit activities to essential care and maintenance procedures including the management of critical environmental systems. Such reductions in our operational activities could have a material adverse impact on our business, or financial condition, results of operations and cash flows. Additionally, while day-to-day operations at certain of the Company's sites have been disrupted, the Company has incurred and will continue to incur labor costs, costs related to infrastructure, environmental

management, security and other COVID-19 specific costs. Despite the cost of these efforts, the Company's employees and contractors and host communities may be impacted by COVID-19. In addition, the continued spread of COVID- 19 may impact employee health, workforce productivity, access to skilled employees and experts and increase medical costs and insurance premiums. New and changing government actions to address the COVID-19 pandemic have been occurring on a regular basis.

Management and the Board have been closely monitoring the COVID-19 pandemic and its impacts and potential impacts on our business. However, because of the rapidly changing developments with respect to the spread of COVID-19 and the unprecedented nature of the pandemic, the Company is unable to predict the extent and duration of the adverse financial impact of COVID-19 on its business, financial condition and results of operations. However, future developments could impact our assessment and result in material impairments to our long-lived assets or goodwill.

Depending on the duration and extent of the impact of COVID-19, this pandemic could materially impact the Company's results of operations, cash flows and financial condition. The impact of this pandemic could include additional sites being placed into care and maintenance. The Company's management and board of directors will also continue to monitor the Company's future quarterly dividends and timing of future share buybacks as it monitors the ongoing evolution of the COVID-19 pandemic. Other impacts of changing government restriction could include additional travel restraints, more stringent product shipment restraints, delays in product refining and smelting due to restrictions or temporary closures, other supply chain disruptions and workforce interruptions, including loss of life, and reputational damage in connection with challenges or reactions to action or perceived inaction by the Company related to the COVID-19 pandemic, which could have a material adverse effect on the Company's cash flows, earnings, results of operations and financial position.

The full extent to which COVID-19 impacts the Company will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others. Investors are cautioned that operating and financial performance may vary from the expectations of management and our previously issued financial outlook as a result of the evolving COVID-19 environment.

7. The Company is engaged in the mineral exploration and exploitation business, which is highly speculative and has certain inherent risks which could have a negative effect on the Company.

*The company's wholly owned subsidiary is in the Small Mining Regimen in the advanced exploration and development phase.*

Mineral exploration is highly speculative in nature, involves many uncertainties and risks and is frequently unsuccessful. It is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate mineral resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit value. Although, the mine is currently under development/production, unless further exploration and a well-planned drilling program is implemented the company cannot assure that development and production can be sustained. Substantial expenditures are required to establish additional proven and probable mineral reserves.

The mine, only, has an artisanal operating history and there is no assurance that it can make the transition to full development stage in a profitable and sustainable manner. Moreover, significant decreases in actual or expected commodity prices may mean it will be uneconomical to continue mining.

8. Metal and mineral prices are subject to dramatic and unpredictable fluctuations.

The market prices of precious metals and other minerals are volatile and cannot be controlled. If the prices of precious metals and other minerals drop significantly, the economic prospects of the Company's operating mine and project could be significantly reduced or rendered uneconomic. There is no assurance that even if additional commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Company has not entered into any hedging arrangements for any of its copper, molybdenum, silver or gold production but has from time to time sought arrangements to price the copper, silver and gold content of its production in advance of contractual pricing periods which can be two to three months from the time of shipment. The Company may enter into similar arrangements in the future.

9. Inferred Resources in the Tres Chorreras Mining Project.

The Tres Chorreras Mining Project only has estimated inferred resources identified, although the NI43-101 report shows a possible 1,800,000 equivalent gold ounces, additional drilling must be done in order to establish any resources and reserves. There is no assurance that we can establish the existence of any substantial mineral reserve on our property in commercially exploitable quantities.

10. Joint ventures and other partnerships may expose us to risks.

We are currently subcontracting the mining to two separate local groups and may enter into additional mining subcontracts, joint ventures, or partnership arrangements with other parties in relation to the exploration, development and production of certain of the open tunnels withing the Tres Chorreras Mining Project. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendments of constating documents, and the pledge of joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions which could lead to a deadlock in the operations of the joint venture. Further, we may be unable to exert control over strategic decisions made in respect of such properties. Any failure of such other companies to meet their obligations to us or to third parties, or any disputes with respect to the parties' respective rights and obligations, could have a material adverse effect on the joint ventures or their properties and therefore could have a material adverse effect on our results of operations, financial performance, cash flows and the price of the common stock. Mining Subcontractors costs may exceed what is expected therefore proving to be unprofitable for the company.

11. We may be classified as an investment company in the future. Classification as an investment company would have a material adverse effect on our business, operations, financial condition and prospects.

We are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. Under the Investment Company Act of 1940, as amended, or the 1940 Act, however, a company may be deemed an investment company under Section 3(a)(1)(C) of the 1940 Act if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on a consolidated basis.

Pursuant to the Tres Chorreras Mining Project Shareholders Agreement, we expect to invest up to $5 million in Tres Chorreras Mining Project, for further development. Our ownership level in Tres Chorreras Mining Project gives us control over Tres Chorreras Mining Project, and our management team is responsible for the day-to-day operations of the material being produced by our subcontractors therefore the equity securities of Tres Chorreras Mining Project will not be deemed to be investment securities and, therefore, we will not be deemed an investment company under the 1940 Act.

Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

If a determination is made in the future that our ownership of a minority interest in Tres Chorreras Mining Project violates the 40% test, we may be classified as an investment company. Classification as an investment company under the 1940 Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the 1940 Act regime. The cost of such compliance would result in the Company incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact to conduct our operations.

12. Mining and mineral exploration have substantial operational risks.

Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:
• major or catastrophic equipment failures;
• mine failures and slope failures;
• failure of tailings facilities;
• ground fall and cave-ins;
• deleterious elements materializing in the mined Mineral Reserves and Resources;
• environmental hazards;
• industrial accidents and explosions;
• encountering unusual or unexpected geological formations;
• labor shortages or strikes;
• acceptance by local communities or changes in attitudes of these communities;
• civil disobedience and protests; and
• natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes. These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, loss of or suspension of permits as a result of regulatory action, reputational
damage and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Company's insurance coverage, in which case, the Company could incur significant costs that could prevent profitable operations.

13. Mineral reserve and mineral resource calculations for the Tres Chorreras Mining Project is only an estimate.

Calculations of mineral reserves for the Tres chorreras concession is only estimate and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be materially inaccurate. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves and mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations for the mineral reserves and mineral resources and grades of mineralization on our properties.

Estimated mineral reserves and mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserves and mineral resources estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in volume and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Mineral reserve and mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for silver, lead and zinc may render portions of our mineralization uneconomic and result in reduced reported volume and grades, which in turn could have a material adverse effect on our financial performance, financial position and results of operations.

In addition, inferred mineral resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. You should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources not already classified as mineral reserves will be reclassified as mineral reserves.

14. Our processing ability may be adversely impacted by certain circumstances.

A number of factors could affect our ability to process the quantities of metals that we recover and our ability to efficiently handle certain quantities of processed materials, including, but not limited to, the presence of oversized material at the crushing stage; material showing breakage characteristics different than those planned; material with grades outside of planned grade range; the presence of deleterious materials in ratios different than expected; material drier or wetter than expected, due to natural or environmental effects; and materials having viscosity or density different than expected.
The occurrence of one or more of the circumstances described above could affect our ability to process the number of tons planned, recover valuable materials, remove deleterious materials, and produce planned quantities of concentrates. In turn, this may result in lower throughput, lower recoveries, increased downtime or some combination of all of the foregoing. While issues of this nature are part of normal operations, there is no assurance that unexpected conditions may not materially and adversely affect our business, results of operations or financial condition.

15. Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The actual operating costs for the Tres chorreras Mining project will depend upon changes in the availability and prices of labor, equipment and infrastructure, variances in ore recovery and mining rates from those assumed in the mining plan, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. Due to any of these or other factors, the operating costs may be significantly higher than we previously expected. As a result of higher capital and operating costs, production and economic returns may differ significantly from we previously expected and there are no assurances that any future development activities will result in profitable mining operations.

16. We may be materially and adversely affected by challenges relating to slope and stability of underground openings.

As the underground mines get deeper and our waste and tailings deposits increase in size as we continue with and expand our mining activities, presenting certain geotechnical challenges, including the possibility of failure of underground openings. If we are required to reinforce such openings or take additional actions to prevent such a failure, we could incur additional expenses, and our operations and stated mineral reserves could be negatively affected. We have taken the actions we determined to be proper in order to maintain the stability of underground openings, but additional action may be required in the future. Unexpected failures or additional requirements to prevent such failures may adversely affect our costs and expose us to health and safety and other liabilities in the event of an accident, and in turn materially and adversely affect the results of our operations and financial condition, as well as potentially have the effect of diminishing our stated mineral reserves.

17. The mineral industry is highly competitive.

The mining industry is very competitive. Much of our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

18. Commodity prices may not support corporate profit.

The resource industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any minerals discovered. The price of natural resources are volatile over short periods of time and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company's financial condition or require the Company to cease operations altogether.

19. The Company does not have insurance.

Our business and operations are subject to a number of risks and hazards, including, but not limited to, adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, fires and natural phenomena such as inclement weather conditions, floods and earthquakes. These risks could result in damage to, or destruction of, our mineral properties or production facilities, personal injury or death, environmental damage, delays in exploration, mining or processing, increased production costs, asset write downs, monetary losses and legal liability.
The company does not have property and liability insurance and therefore does not have coverage for losses related to these or other hazards. Insurance against certain risks, including those related to environmental matters or other hazards resulting from exploration and production, is generally not available to us or to other companies within the mining industry.
Accordingly, delays in returning to any future production could produce near-term severe impact to our business. Any losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance, financial position and results of operations.

20. Our business is sensitive to nature and climate conditions.

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to emission levels (such as carbon taxes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of our business locations. In addition, the physical risks of climate change may also have an adverse effect on our operations. Extreme weather events have the potential to disrupt our exploration at our mines and may require us to make additional expenditures to mitigate the impact of such events.

21. Suitable infrastructure may not be available or damage to existing infrastructure may occur.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, port and/or rail transportation, power sources, water supply and access to key consumables are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or exploitation of our project. In addition, extreme weather phenomena, sabotage, vandalism, government, non-governmental organization and community or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

22. Ecuadorian laws regarding mining taxes, royalties and employee profit sharing .

New federal Ecuadorian laws regarding mining taxes and royalties took effect in 2014. The changes include a 3% royalty, 15% profit sharing, (3% to employees and 12% to local government). There is, also, a 5% tariff on all funds being sent out of the country, (capital exit tax). These changes may result in increased holding costs to the Company for its existing mineral concessions, and the new taxes and royalties may also materially and adversely affect the potential to define economic reserves. These changes may result in the Company's property being less attractive to potential optionees or joint-venture partners and the Company may reduce in size, or relinquish outright, some or all of its Ecuadorian exploration projects.

23. Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The actual operating costs for the Tres chorreras Mining project depends upon changes in the availability and prices of labor, equipment and infrastructure, variances in ore recovery and mining rates from those assumed in the mining plan, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. As a result of higher capital and operating costs, production and economic returns may differ significantly from those set forth in the Tres chorreras Mining project report and there are no assurances that any future development activities will result in profitable mining operations.

24. The Company will require additional financing which could result in substantial dilution to existing shareholders.

The Company, while engaged in the business of mineral exploration, is dependent on additional financing for planned exploration programs as outlined herein. Management anticipates being able to meet the necessary funds by means of production. The ongoing exploration of the Company's property, however, is dependent upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all. Failure to obtain such financing may result in delay or indefinite postponement of exploration. Any transaction involving the issuance of previously authorized but unissued shares of common or common stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

25. If we are unable to retain key members of management, our business might be harmed.

Our exploration activities and any future development and construction or mining and processing activities depend to a significant extent on the continued service and performance of our senior management team. We depend on a relatively small number of key officers, and we currently do not, and do not intend to, have key-person insurance for these individuals. Departures by members of our senior management could have a negative impact on our business, as we may not be able to find suitable personnel to replace departing management on a timely basis, or at all. The loss of any member of our senior management team could impair our ability to execute our business plan and could, therefore, have a material adverse effect on our business, results of operations and financial condition. In addition, the international mining industry is very active, and we are facing increased competition for personnel in all disciplines and areas of operation. There is no assurance that we will be able to attract and retain personnel to sufficiently staff our development and operating teams.

26. We may fail to identify experience mining subcontractors, attractive acquisition candidates, joint ventures with strategic partners or successfully manage current subcontractors or said joint ventures.

As part of our development strategy, we may acquire additional mineral properties or enter into joint ventures with strategic partners. However, there can be no assurance that we will be able to identify attractive acquisition or joint venture candidates in the future or that we will succeed at effectively managing their integration or operation. In particular, significant and increasing competition exists for mineral acquisition opportunities throughout the world. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals as well as in entering into joint ventures with other parties. If the expected synergies from such transactions do not materialize or if we fail to integrate them successfully into our existing business or operate them successfully with our joint venture partners, or if there are unexpected liabilities, our results of operations could be adversely affected.

Pursuant to the agreement we have with AMIC, we must jointly approve of certain major decisions involving the Tres chorreras Mining project, including decisions relating to the merger, amalgamation or restructuring of the Tres chorreras Mining project. If we are unable to obtain the consent of AMIC, we may be unable to make decisions relating to the Tres chorreras Mining project that we believe are beneficial for its operations, which may materially and adversely impact our results of operations and financial condition.

In connection with any future acquisitions or joint ventures, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing shareholders. Unprofitable acquisitions or joint ventures, or additional indebtedness or issuances of securities in connection with such acquisitions or joint ventures, may adversely affect the price of our common stock and negatively affect our results of operations.

We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. These matters may result in litigation or unfavorable resolution which could materially and adversely impact our financial performance, financial position and results of operations.

27. The Ecuadorian government, as well as local governments, extensively regulate mining operations, which impose significant actual and potential costs on us, and future regulation could increase those costs, delay receipt of regulatory refunds or limit our ability to produce.

The mining industry is subject to increasingly strict regulation by national and local authorities in Ecuador, including in relation to:
• limitations on land use;
• mine permitting and licensing requirements;
• reclamation and restoration of properties after mining is completed;
• management of materials generated by mining operations; and
• storage, treatment and disposal of wastes and hazardous materials.

The liabilities and requirements associated with the laws and regulations related to these and other matters, including with respect to air emissions, water discharges and other environmental matters, may be costly and time-consuming and may restrict, delay or prevent commencement or continuation of exploration or production operations. We cannot assure you that we have been or will be at all times in compliance with all applicable laws and regulations. Failure to comply with applicable laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits or authorizations and other enforcement measures that could have the effect of limiting or preventing production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our financial performance, financial position and results of operations, could be materially and adversely affected.

Any new legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations that would further regulate and tax the mining industry may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial performance, financial position and results of operations.

The company's main asset is subject to regulation by the Political Constitution of the Ecuadorian government, and are subject to various legislation in Ecuador, including the Mining Law, the Federal Law of Waters, the Federal Labor Law, the Federal Law of Firearms and Explosives, the General Law on Ecological Balance and Environmental Protection. Our operations at the Ecuadorian properties also require us to obtain local authorizations and, under the Agrarian Law, to comply with the uses and customs of communities located within the properties. Mining, environmental and labor authorities may inspect our Ecuadorian operations on a regular basis and issue various citations and orders when they believe a violation has occurred under the relevant statute.

If inspections in Ecuador result in an alleged violation, we may be subject to fines, penalties or sanctions, our mining operations could be subject to temporary or extended closures, and we may be required to incur capital expenditures to re-commence our operations. Any of these actions could have a material adverse effect on our financial performance, financial position and results of operations.

28. Covid-19 and other Pandemics

In late March 2020, in response to the COVID-19 pandemic, the Ecuadorian government ordered a temporary suspension of all "non-essential" operations nationwide in Ecuador, including mining operations. In late 2020, the Ecuadorian government designated mining an essential service and allowed mines to resume production, subject to deploying COVID-19 prevention protocols. However, there is no certainty that the Ecuadorian regulators will not require further limitations on, or even a full shut down of, the operations at the Tres Chorreras Mining Project in connection with COVID- 19. The potential costs of complying with these COVID-19 requirements is unknown and could have a material adverse effect on us.

The same may apply with other pandemics that may come in the future.

29. We are required to obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process and may ultimately not be possible.

All mining companies in Ecuador need environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew. In connection with our current and future operations, we must obtain and maintain a number of permits that impose strict conditions, requirements and obligations, including those relating to various environmental and health and safety matters. To obtain, maintain and renew certain permits, we have been and may in the future be required to conduct environmental studies, and make associated presentations to governmental authorities, pertaining to the potential impact of our current and future operations upon the environment and to take steps to avoid or mitigate those impacts. Permit terms and conditions can impose restrictions on how we conduct our operations and limit our flexibility in developing our mineral properties. Many of our permits are subject to renewal from time to time, and applications for renewal may be denied or the renewed permits may contain more restrictive conditions than our existing permits, including those governing impacts on the environment. We may be required to obtain new permits to expand our operations, and the grant of such permits may be subject to an expansive governmental review of our operations.

We may not be successful in obtaining such permits, which could prevent us from commencing, continuing or expanding operations or otherwise adversely affect our business. Renewal of existing permits or obtaining new permits may be more difficult if we are not able to comply with our existing permits. Applications for permits, permit area expansions and permit renewals can also be subject to challenge by interested parties, which can delay or prevent receipt of needed permits. The permitting process can vary by jurisdiction in terms of its complexity and likely outcomes. The applicable laws and regulations, and the related judicial interpretations and enforcement policies, change frequently, which can make it difficult for us to obtain and renew permits and to comply with applicable requirements. Accordingly, permits required for our operations may not be issued, maintained or renewed in a timely fashion or at all, may be issued or renewed upon conditions that restrict our ability to conduct our operations economically, or may be subsequently revoked. Any such failure to obtain, maintain or renew permits, or other permitting delays or conditions, including in connection with any environmental impact analyses, could have a material adverse effect on our business, results of operations and financial condition.

30. We may be responsible for anti-corruption and anti-bribery law violations.

Our operations are governed by, and involve interactions with, various levels of government in foreign countries. We are required to comply with anti-corruption and anti-bribery laws, including the U.S.

Foreign Corrupt Practices Act, or the FCPA, and similar laws in Ecuador. These laws generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls. Because our interests are located in Ecuador, there is a risk of potential FCPA violations.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Our internal procedures and programs may not always be effective in ensuring that we, our employees, contractors or third-party agents will comply strictly with all such applicable laws. If we become subject to an enforcement action or we are found to be in violation of such laws, this may have a material adverse effect on our reputation and may possibly result in significant penalties or sanctions and may have a material adverse effect on our cash flows, financial condition or results of operations.

31. We may be required by human rights laws to take actions that delay our operations or the advancement of our projects.

Various international and national laws, codes, resolutions, conventions, guidelines and other materials relate to human rights (including rights with respect to health and safety and the environment surrounding our operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that governments consult with communities surrounding our projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose our current and future operations or further development or new development of our projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against

our activities and may have a negative impact on our reputation. Opposition by such groups to our operations may require modification of, or preclude the operation or development of, our projects or may require us to enter into agreements with such groups or local governments with respect to our projects, in some cases causing considerable delays to the advancement of our projects.

XXIV    Risks Related to the Company's Securities and this Offering

1. Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

2.  We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment.

3.  We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

4.  The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

5.  Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

6. There is no guarantee of return on investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

7. We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with the Intermediary without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

8. Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

9. Management has discretion over proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general marketing and advertising, leasing costs, debt repayment and general working capital. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

10. There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to affect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

11. The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

## XXV THE OFFERING

1. What is the purpose of the offering?

The purpose of the offering is to raise capital with common stock for the company's expansion of production, purchase of machinery, security measure implementation, and continued exploration budget. In addition, the proceeds from this offering will be used to pay down debt, legal, accounting costs and general working capital. Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our common stock acquired by you.

We will accept proceeds in excess of the target offering amount of $50,000. We will allocate oversubscriptions on a first come first served basis. We will use the oversubscribed amount up to $5,000,000 in the manner described in the table below. Those figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Please see section entitled "Risk Factors."

2. How does the issuer intend to use the proceeds of this offering?

| USE OF PROCEEDS FROM THE SALE OF COMMON STOCK | |
|---|---|
| Production related CAPEX, Working capital, cost of raise, engineering, tunnel fortification | $3,185,000 |
| Notes payable | $1,500,000 |
| Road building | $20,000 |
| Environmental bond | $45,000 |
| Plant rental (deposits) | $250,000 |
| Total | $5,000,000 |

40

3.   How will the issuer complete the transaction and deliver securities to the investors?
The transaction between the issuer and the investor will be completed through the http://wefunder.com Crowd Funding Portal, online platform, located at http://www.wefunder.com/ ; Wefunder Inc. will serve as the intermediary.

4.   How can an investor cancel an investment commitment?

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is April 14, 2023.
Cancellation instructions can be found in the www.wefunder.com investor dashboard. Investors may cancel their investment commitment by sending an email to support@wefunder.com stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by support@wefunder.com with further information. If the investor's investment commitment is cancelled, the corresponding investment shall be refunded to the investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

5.   Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

6.   Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, support@wefunder.com will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and support@wefunder.com will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

7.   No Closings
If the Company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and Wefunder, Inc., will direct refund of each cancelled investment to the investor within five business days.

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met.**

**If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.**

## XXVI    OWNERSHIP AND CAPITAL STRUCTURE

**The Offering**
**Describe the terms of the securities being offered. Terms of the Offering**
We are offering up to 2,500,000 shares of our common stock for $5,000,000. We are attempting to raise a minimum amount of $50,000 in this offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by April 14, 2023, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline, and you choose not to reconfirm your investment. We will accept investments in excess of the minimum amount up to $5,000,000, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Prime Trust, who we refer to as the escrow agent, until the minimum number of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that an investor may invest in the offering is $1000.

The offering is being made through www.wefunder.com, Wefunder, Inc. the Intermediary.

### 1. Commission/Fees

(%) of the amount raised in the offering.

### 2. Stock, Warrants and Other Compensation

The Intermediary will receive a number of shares of our common stock equal to 7% of the shares sold in the offering.

### 3. Transfer Agent and Registrar

We will act as transfer agent and registrar for the securities, which will be set forth in a stock ledger. No physical certificates will be delivered.

### 4. Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

### 5. Do the securities offered have voting rights? [X] Yes [ ] No

Holders of our Common stock are entitled to one vote per share of Common stock held.

### 15. Are there any limitations on any voting or other rights identified above? [_] Yes [X] No We do not have any voting agreements or shareholder/equity holder agreements in place.

### 16. Explain how the terms of the securities being offered may be modified?

The rights of the holders of common stock of our company may only be modified by the majority vote of the shares of common stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

Description of Issuer's Securities

### 17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

As of the date of this offering statement, our authorized capital stock consists of 100,000,000 shares of common stock, no par value per share ("Common stock"). As of the date of this offering statement, a total of 25,650,500 shares of common stock are issued and outstanding.

We may also offer Common Stock, or other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

We reserve the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be SAFE securities (simplified agreement for future equity), common stock, convertible notes or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our company equal to the valuation at which securities are being sold in this offering or higher. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering.

**18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**
The shares of our Common stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the Company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of Common Stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such common stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

**19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? [_] Yes [X] No**

**20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**
If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

**21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**
The securities being offered have been arbitrarily valued. Also, see the "The offering price in this offering may not represent the value of our securities" risk factor.

**22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?**
As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the common stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

The Company has a senior note for $7,500,000 payable in 5 equal parts each year for 5 years, associated with the acquisition of the company's wholly owned subsidiary. The first payment of $1,500,000 is due in March 2023.

25. **What other exempt offerings has the issuer conducted within the past three years?**

NONE

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

**(1) any director or officer of the issuer;**

**(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

**(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

**(4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:**

From time to time our CEO and other founding shareholders have made loans to our company so that we could satisfy our working capital requirements. As of December 31, 2022, aggregate related party payables due to our founding shareholders totaled $425,000. These advances have no specified repayment terms and bear no interest.

XXVII    FINANCIAL CONDITION OF THE ISSUER

1. **Does the issuer have an operating history?** [ X] Yes [] No
2. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

1.    Financial Information

**Operations**

3C Mining Gold Corp. is a development stage company with minimal operating history and limited revenues to date.

The Company does not expect to achieve profitability for approximately the next 12 months and intends to focus on the following:

- We plan to expand production over the next 12 months

- We plan to establish solid drilling targets by Q2 2023 and update the NI43-101 report at the Tres chorreras Mining project.
- We plan to make a discovery in the property that confirms the lateral extension of currently known mineralization in the order of miles and vertical extension in the order of thousands of meters.
- We plan to have a mineral base projection in the order of millions of tons at economic grades to start estimating resources in Q1 2024 at the Tres chorreras Mining project.

### 3. Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to expand production, acquire machinery, repay loans, and add business development capability. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $55,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from the Offering.

### 4. Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

### 5. Material Changes and Other Information

None.

### 6. Trends and Uncertainties

After reviewing the above discussion of the steps, we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

### 7. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Attached as Exhibit A to this offering statement are the unaudited financial statements for the year ended December 31, 2022.

### 8. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

### 9. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? [__] Yes [X] No

(ii) involving the making of any false filing with the Commission? [__] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

    If Yes to any of the above, explain:_____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? [__] Yes [X] No;

(ii) involving the making of any false filing with the Commission? [__] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:_____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? [__] Yes [X] No

(B) engaging in the business of securities, insurance or banking? [__] Yes [X] No (C) engaging in savings association or credit union activities? [__] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [__] Yes [X] No

If Yes to any of the above, explain:_____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [__] Yes [X] No

(ii) places limitations on the activities, functions or operations of such person? [__] Yes [X] No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [__] Yes [X] No

If Yes to any of the above, explain:_____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [__] Yes [X] No

(ii) Section 5 of the Securities Act? [__] Yes [X] No

If Yes to either of the above, explain:_____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or

affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [__] Yes [X] No

If Yes, explain:_____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation An exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [__] Yes [X] No

If Yes, explain:_____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [__] Yes [X] No

If Yes, explain:_____

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**


## XXVIII OTHER MATERIAL INFORMATION

**In addition to the information expressly required to be included in this Form, include:**

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.


## ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30 (120 days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at www.3cmining.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.


## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ TIMOTHY BENJAMIN (Signature)
Timothy Benjamin (Name)
CEO Chairman of the Board of Directors (Title)
February 5, 2023 (Date)
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.
/s/ TIMOTHY BENJAMIN (Signature)
Timothy Benjamin (Name)
CEO Chairman of the Board of Directors (Title)
February 5, 2023 (Date)
/s/ BARTON  BUDMAN (Signature)
Barton Budman  (Name)
CFO, Treasurer, (Title)
February 5, 2023
/s/ TSVI KATSIR (Signature)
Tsvi Katsir (Name)
Director, Secretary (Title)
February 5, 2023 (Date)
 I, Timothy Benjamin, being the CEO, and Chairman of the Board of Directors of 3C Mining Gold Corp., a Florida corporation (the "Company"), hereby certifies as of this date that:
(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the period from the Company's inception to December 31, 2023, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and
(ii) while the Company has not yet filed the tax return for the year ended December 31, 2022, any tax return information included in this Form C reflects accurately the information that would be reported in such tax return.
/s/ Timothy Benjamin(Signature)
Timothy Benjamin (Name)
CEO, President and Chairman of the Board of Directors (Title)
February 5, 2023 (Date)

**EXHIBITS**

| Exhibit A | Exhibit B | Exhibit C | Exhibit D | Exhibit E |
|---|---|---|---|---|
| Consolidated Financial Statements | Offering Page | Subscription Agreement | Pitch Deck | Technical Report on the Tres Chorreras Poly Metallic Mining Project, In Ecuador |

# EXHIBIT A
## CONSOLIDATED BALANCE SHEET
## 3C MINING GOLD CORP

# EXHIBIT B
## OFFERING PAGE

# EXHIBIT C
## SUBSCRIPTION AGREEMENT

# SUBSCRIPTION AGREEMENT

Ladies and Gentlemen:

3C MINING GOLD CORP., the "Company"), desires to sell up to
_____ shares of the Company's common stock (the "Shares" or the "Common Stock") through the PRIVATE TRANSACCTION SALE to _____ at $2.00 per share.

The undersigned ("Subscriber") desires to purchase the number of shares set forth on the signature page of this Agreement (the "Agreement"). Accordingly, the Company and Subscriber agree as follows:

1. **Sale and Purchase.** Subject to the terms and conditions set forth in this Agreement, Subscriber hereby tenders the amount set forth on the signature page of this Agreement for the purchase of the number of Units set forth on said signature page.

2. **Representations, Warranties, and Agreements of Subscriber.** In connection with this subscription, Subscriber hereby makes the following representations, warranties, and agreements and confirms the following understandings, each of which are made or confirmed, as the case may be, with respect to Units subscribed for herein:

(a) **Investment Purpose.** Subscriber is acquiring Shares for Subscriber's own account and for investment purposes only.

(b) **Review and Evaluation of Information Regarding the Company**.

(i) Subscriber is familiar with the Company's financial condition and proposed operations. Without limiting the foregoing, the Subscriber acknowledges that the undersigned has reviewed the Corporate documents regarding the Company, and the terms of this Offering.

(ii) In addition to the foregoing, Subscriber acknowledges that Subscriber has conducted, or has been afforded the opportunity to conduct, an investigation of the Company and has been offered the opportunity to ask representatives of the Company questions about the Company's financial condition and proposed business and that Subscriber has obtained such available information as Subscriber has requested, to the extent Subscriber has deemed necessary, to permit Subscriber to fully evaluate the merits and risks of an investment in the Company. Representatives of the Company have answered all inquiries that Subscriber has put to them concerning the Company and its activities, and the offering and sale of the Units.

(c) **Risks**. Subscriber recognizes that the purchase of Units involves a high degree of risk and is suitable only for persons of adequate financial means who have no need for liquidity in this investment in that (i) Subscriber may not be able to liquidate the investment in the event of an emergency; (ii) transferability is limited; and (iii) in the event of a disposition, Subscriber could sustain a complete loss of the entire investment.

(d) **Accredited Investor Status.** Subscriber represents that Subscriber is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, amended (the "Securities Act"). Specifically, the Subscriber is (check appropriate items):

_____ (i) A bank, savings and loan association or other similar institution (as defined in Sections 3(a)(2) and 3(a)(5)(A) of the Securities Act);

_____ (ii) A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

_____ (iii) An insurance company (as defined in Section 2(13) of the Securities Act);

_____ (iv) An investment company registered under the Investment Company Act of 1940 (the "Investment Company Act");

_____ (v) A Small Business Investment Company licensed by the U.S. Small Business Administration under Sections 301(c) or (d) of the Small Business Investment Act of 1958;

_____ (vi) Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its subdivisions for the benefit to its employees, which plan has total assets in excess of $5,000,000;

_____ (vii) An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"), if the investment decision is made by a "Plan Fiduciary", as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser;

_____ (viii) An employee benefit plan within the meaning of ERISA having total assets in excess of $5,000,000;

_____ (ix) A self-directed employee benefit plan within the meaning of ERISA, with investment decisions made solely by persons who are accredited investors as defined in Rule 501(a) of Regulation D;

_____ (x) A business development company (as defined in Section 2(a)(48) of the Investment Company Act) or a private business development company (as defined in Section 202(a)(22) of the Investment Advisers Act of 1940);

_____ (xi) A Corporation, partnership, Massachusetts or similar business trust, or organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (tax exempt organization), not formed for the specific purpose of acquiring the Shares having total assets in excess of $5,000,000;

_____ (xii) Any executive officer or director of the Company;

_____ (xiii) An individual having an individual net worth or a joint net worth with spouse at the time of purchase in excess of $1,000,000;

_____ (xiv) An individual whose net income was in excess of $200,000 in each of the two most recent years, or whose joint income with spouse was in excess of $300,000 in each of those years, and who reasonably expects his net income to reach such level in the current year;

_____ (xv) A trust with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the Shares whose purchase is directed by a sophisticated person (i.e., person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of any securities); or

**X**_____ (xvi) *Any entity in which all of the entity owners are "accredited investors."*

(e) **Subscriber's Financial Experience.** Subscriber is sufficiently experienced in financial and business matters to be capable of evaluating the merits and risks of an investment in the Company or, if he or she has utilized the services of a purchaser representative, together with such representative, are sufficiently experienced in financial and business matter to be capable of evaluating the merits and risks of an investment in the Company.

(f) **Suitability of Investment.** Subscriber has evaluated the merits and risks of Subscriber's proposed investment in the Company, including those risks particular to Subscriber's situation, and has determined that this investment is suitable for Subscriber. Subscriber has adequate financial resources for an investment of this character, and at this time Subscriber can bear a complete loss of Subscriber's investment. Further, Subscriber will continue to have, after making an investment in the Company, adequate means of providing for Subscriber's current needs, the needs of those dependent on Subscriber, and possible personal contingencies. Subscriber specifically represents that he or she has a net worth at least five times greater than the investment made herein.

(g) **Exempt Offering.** Subscriber understands that the sale of Units is not being registered on the basis that this issuance is exempt from registration under the Securities Act, and the applicable state securities laws, and the rules and regulations promulgated thereunder, and that reliance on such exemptions is predicated, in part, on Subscriber's representations and warranties contained in this Agreement.

(h) **Limitations on Disposition.** Subscriber understands that there are substantial restrictions on the transferability of the Shares pursuant to the Securities Act; the Shares will not be, and, except as provided in Section 4 herein, Subscriber has no right to require that the Shares be registered under the Securities Act; and, accordingly, Subscriber may have to hold the Shares for an indefinite period of time until the Shares have been registered by the Company or are subject to an exemption from registration. Subscriber represents that Subscriber can afford to hold the Shares for an indefinite period of time. Subscriber further understands that an opinion of counsel and other documents may be required to transfer the Shares. Subscriber acknowledges that the Shares shall bear the following, or a substantially similar, legend:

> "THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SHARES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT."

(i)     **Absence of Official Evaluation.** Subscriber understands that no federal or state agency has made any finding or determination as to the fairness of the terms of an investment in the Company, or any recommendation for or endorsement of the Shares offered hereby.

(j)     **Additional Financing**. Subscriber further acknowledges that nothing hereunder shall preclude the Company from seeking and/or procuring additional equity and/or debt financing.

(k)     **Nonreliance**. Subscriber is not relying on the Company or any representation contained herein or in the documents referred to herein with respect to the tax and economic effect of Subscriber's investment in the Company.

(l)     **Acceptance**. Subscriber acknowledges that the Company shall, in its sole discretion, have the right to accept or reject this subscription, in whole or in part, for any reason or for no reason. If Subscriber's subscription is accepted by the Company, Subscriber shall, and Subscriber hereby elects to, execute any and all further documents necessary in the opinion of the Company to complete his subscription and become a shareholder of the Company.

(m)     **Authority to Enter into Agreement.** Subscriber has the full right, power, and authority to execute and deliver this Agreement and perform Subscriber's obligations hereunder.

(n)     **Entity as a Subscriber**. If Subscriber is a Corporation, partnership, trust, or other entity, (i) Subscriber is authorized and qualified to become a shareholder of, and is authorized to, make its investment in the Company; (ii) Subscriber has not been formed for the purpose of acquiring an interest in the Company; (iii) Subscriber has not been in existence for less than 90 days prior to the date hereof; and (iv) the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so.

(o)     **Prohibitions on Cancellation, Termination, Revocation, Transferability, and Assignment.** Subscriber hereby acknowledges and agrees that, except as may be specifically provided herein or by applicable law, Subscriber is not entitled to cancel, terminate, or revoke this Agreement, and this Agreement shall survive Subscriber's death or disability or any assignment of Shares. Subscriber further agrees that Subscriber may not transfer or assign Subscriber's rights under this Agreement, and Subscriber understands that, if Subscriber's subscription is accepted, the transferability of Shares will be restricted.

(p) **Obligation**. This Agreement constitutes a valid and legally binding obligation of Subscriber and neither the execution of this Agreement nor the consummation of the transactions contemplated herein will constitute a violation of or default under, or conflict with, any judgment, decree, statutes or regulation of any governmental authority applicable to Subscriber, or any contract, commitment, agreement, or restriction of any kind to which Subscriber is a party or by which Subscriber's assets are bound. The execution and delivery of this Agreement does not, and the consummation of the transactions described herein will not, violate applicable laws, or any mortgage, lien, agreement, indenture, lease or understanding (whether oral or written) of any kind outstanding relative to Subscriber.

(q) **Required Approvals**. No approval, authorization, consent, order, or other action of, or filing with, any person, firm or Corporation or any court, administrative agency or other governmental authority is required in connection with the execution and delivery of this Agreement by Subscriber or the purchase of the Units.

(r) **No General Solicitation**. Subscriber is not subscribing for Units because of or following any advertisement, article, notice, or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation or a subscription by a person other than an authorized representative of the Company.

3. **Representations, Warranties and Agreements of the Company.** In connection with this subscription, the Company makes the following representations, warranties and agreements and confirms the following understandings:

(a) **Company's Good Standing**. The Company is a Corporation organized and validly existing under the laws of the State of Florida, and it has all Corporate authority and power to conduct its business and to own its properties.

(b) **Legal and Other Proceedings.** Neither the Company, nor any of its affiliates or its executive officers or directors (in their capacity as executive officers or directors), is a party to any pending or, to the best knowledge of the Company, threatened, or unasserted but considered by it to be probable of assertion, claim, action, suit, investigation, arbitration or proceeding, or is subject to any order, judgment or decree that is reasonably expected by management of the Company to have, either individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), earnings or results of operations of the Company. The Company is not, as of the date hereof, a party to or subject to any enforcement action instituted by, or any agreement or memorandum of understanding with, any federal or state regulatory authority restricting its operations or requiring that actions be taken, and no such regulatory authority has threatened any such action, memorandum or order against the Company and the Company has not received any report of examination from any federal or state regulatory agency which requires that the Company address any problem or take any action which has not already been addressed or taken in a manner satisfactory to the regulatory agency.

(c) **Authorization; Conflict; Valid and Binding Obligation.** This Agreement and the transactions contemplated herein have been duly and validly authorized by all requisite Corporate action of the Company. The Company has full right, power and capacity to execute, deliver and perform its obligations under this Agreement. No governmental license, permit or authorization and no registration or filings with any court, governmental authority or regulatory agency is required in connection with the Company's execution, delivery and/or performance of this Agreement, other than any filings required by applicable federal and state securities laws. The execution, delivery and performance of this Agreement, the consummation of the transactions herein contemplated and the compliance with the terms of this Agreement by the Company will not violate or conflict with any provision of the Articles of Incorporation, as amended or By-laws of the Company, or any agreement, instrument, law or regulation to which the Company is a party or by which the Company may be bound. This Agreement, upon execution and delivery by the Company, will represent the valid and binding obligation of the Company enforceable in accordance with its terms.

3. **Survival of Representations, Warranties, Agreements and Acknowledgments.** The representations, warranties, agreements, and acknowledgments of the Company and Subscriber shall survive the offering and purchase of Units.

4. **Indemnification of the Company.** Subscriber agrees to indemnify and hold harmless the Company against and in respect of any and all loss, liability, claim, damage, deficiency, and all actions, suits, proceedings, demands, assessments, judgments, costs and expenses whatsoever (including, but not limited to, attorneys' fees reasonably incurred in investigating, preparing, or defending against any litigation commenced or threatened or any claim whatsoever through all appeals) arising out of or based upon any false representation or warranty or breach or failure by Subscriber to comply with any covenant or agreement made by it herein or in any other document furnished by it in connection with this subscription.

5. **Miscellaneous**.

(a) **Entire Agreement.** This Agreement constitutes the entire agreement between the parties hereto, and supersedes all prior negotiations, letters and understandings relating to the subject matter hereof.

(b) **Amendments.** This Agreement may not be amended, supplemented, or modified in whole or in part except by an instrument in writing signed by the party or parties against whom enforcement of any such amendment, supplement, or modification is sought.

(c) **Notices**. Any notice, demand, or other communication that any party hereto may be required, or may elect, to give to anyone interested hereunder shall be deemed given on the date initially received if delivered by facsimile transmission followed by registered or certified mail confirmation; on the date delivered by an overnight courier service; on the third business day after it is mailed if mailed by registered or certified mail (return receipt requested, with postage and other fees prepaid) addressed to such addresses as provided herein.

(d) **Successors and Assigns**. Except as otherwise provided herein, this Agreement shall be binding upon and inure to Subscriber's benefit and the benefit of Subscriber's heirs, executors, administrators, successors, legal representatives, and permitted assigns. If the undersigned is more than one person, the obligation of the undersigned shall be joint and several and the agreements, representations, warranties, and acknowledgements herein contained shall be deemed to be made by and be binding upon each such person and his heirs, executors, successors, administrators, legal representatives, and permitted assigns.

(e) **Choice of Law; Venue.** This Agreement will be interpreted, construed, and enforced in accordance with the laws of the State of Florida, without giving effect to the application of the principles pertaining to conflicts of laws. Any proceeding arising between the parties in any manner pertaining or relating to this Agreement shall, to the extent permitted by law, be held in Miami-Dade County, Florida.

(f) **Effect of Waiver.** The failure of any party at any time or times to require performance of any provision of this Agreement will in no manner affect the right to enforce the same. The waiver by any party of any breach of any provision of this Agreement will not be construed to be a waiver by any such party of any succeeding breach of that provision or a waiver by such party of any breach of any other provision.

(g) **Severability**. The invalidity, illegality, or unenforceability of any provision or provisions of this Agreement will not affect any other provision of this Agreement, which will remain in full force and effect, nor will the invalidity, illegality, or unenforceability of a portion of any provision of this Agreement affect the balance of such provision. In the event that any one or more of the provisions contained in this Agreement or any portion thereof shall for any reason be held to be invalid, illegal, or unenforceable in any respect, this Agreement shall be reformed, construed, and enforced as if such invalid, illegal, or unenforceable provision had never been contained herein.

(h) **Enforcement**. Should it become necessary for any party to institute legal action to enforce this Agreement, the successful party will be awarded reasonable attorneys' fees at all trial and appellate levels, expenses, and costs.

(i) **Counterparts.** This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

(j) **Further Assurances.** The parties hereto will execute and deliver such further instruments and do such further acts and things as may be reasonably required to carry out the intent and purposes of this Agreement.

**[SIGNATURES ON THE FOLLOWING PAGE]**

---

**SUBSCRIPTION AGREEMENT
SIGNATURE PAGE FOR INDIVIDUALS**

**IN WITNESS WHEREOF**, the undersigned has caused this Agreement to be executed as of the _____st day of _____ 2023.

Total Purchase Price : $_____

_____
(Signature of Subscriber)                          (Signature of Spouse or Joint Tenant, If Any)


_____
(Print Name of Subscriber)                         (Print Name of Spouse or Joint Tenant, If Any)


_____


_____
(Address)                                          (Address)


_____
(Telephone Number)                                 (Telephone Number)


_____
(Social Security Number)                           (Social Security Number)


_____
(Date)                                             (Date)

**Note**:  If two purchasers are signing, please check the manner in which the ownership is to be legally held (the indicated manner shall be construed as if written out in full accordance with applicable laws or regulations):

_____     JT TEN:      As joint tenants with right of survivorship and not as tenants in common.
_____     TEN COM:     As tenants in common.
_____     TENENT:      As tenants by the entireties.

The undersigned hereby tenders to 3C MININIG GOLD CORP, (the seller), the amount above indicating the number of common shares  subscribed for.

SELLER ACCEPTS ALL FORMS OF ELECTRONIC PAYMENTS, WIRE TRANSFER MUST BE ACCOMPANIED BY WIRE TRANSFER BANK FEES

**APPROVED AND ACCEPTED** in accordance with the terms of this Subscription Agreement on this
DATE:_____


By:...................................................................................................................................
Name BART BUDMAN
Title:  PRESIDENT/CEO

# EXHIBIT D

## PITCH DECK

# EXHIBIT E
## TECHNICAL REPORT

https://www.dropbox.com/s/1z6oft6wmsb7yos/Miningreport%20%281%29.pdf?dl=0

https://www.dropbox.com/sh/r5mtxrl2revk349/AAAy8sRglFmVvD0Pz81AoOwYa?dl=0

https://www.dropbox.com/sh/aqv14kjn0ox4jnf/AABTfP5ttvLfq-AuV6-nusYLa?dl=0

# EXHIBIT F
## NI-43-101

https://www.dropbox.com/s/7j98x0s7c1b172v/FINAL%20Atlas%20Moly%2010%20Sept%20%2708%20mel%20signed.pdf?dl=0